FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                   3 May 2006


                               File no. 0-17630


                                  AGM Statement



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: AGM Statement

CHAIRMAN'S UPDATING STATEMENT
ANNUAL GENERAL MEETING - 3 MAY 2006


Overall trading in the first four months of the year has been favourable with in particular a strong start from our operations in the Americas. The year has also started well on the development front with the completion of over 20 acquisitions for a total cost of approximately euro 700 million. This includes the purchase of the Halfen-Deha construction accessories group in Europe, which was completed and announced yesterday, and of MMI Products, Inc., the new product platform for the Group in the United States, which was acquired last Friday, 28 April.

Before providing an update on trading to date, I would like to comment on the recent announcement that John Wittstock, formerly Managing Director of Europe Products & Distribution and an executive Director, has decided for personal reasons to return to the United States and has resigned from the Board. We are pleased that John has agreed to assume overall responsibility for MMI Products. John has made an outstanding contribution to CRH in his various senior executive roles in both the United States and Europe, and as a Director. The Board wishes him well in his new role with MMI.

Turning now to operations, in Europe Materials, the strong trading patterns evident in Ireland and Finland in the latter months of 2005 have continued into 2006 helped by generally broad-based construction activity in both markets. In Switzerland, the completion of a major infrastructure project has as expected led to a decline in our cement sales; however, demand remains stable in our underlying residential and non-residential markets. Poland has recovered well from a weather affected start and demand is expected to remain good for the rest of the year. Despite extreme seasonal winter weather which has negatively impacted cement sales to date the full year outlook for the Ukraine remains
positive.   In Iberia, our Spanish operations have enjoyed a favourable start;
however, our Portuguese joint venture Secil has seen reduced construction activity in its home market as the Government continues to rein in public expenditure.

In Europe Products, despite continuing subdued markets the early months have seen some progress. Our Concrete group is benefiting from stronger demand for structural products in the Benelux, France and Denmark while its sand-lime brick
business continues to perform well.   However, demand for architectural concrete
products in the Benelux, Germany and UK has yet to show evidence of sustained pick-up. Production shut-downs in our UK and German Clay Products activities over the winter months, implemented in order to better balance supply and demand and to avoid seasonal price peaks in volatile gas markets, have had an adverse impact on early results. In Building Products, our Insulation activities have seen an improved performance while overall trading to date for our Fencing & Security, Daylight & Ventilation and Construction Accessories businesses is in line with expectations.

Although the early months of 2006 have seen a strong pick-up in overall Dutch retail sentiment, Europe Distribution has not yet experienced this to a significant extent in its DIY operations. On a more positive note activity in Builders Merchants in the Netherlands, France and Switzerland has gathered momentum as we move towards the seasonally busier months. While the integration of Quester, the leading Austrian builders merchant acquired in October 2005, is well underway business to date has been somewhat disappointing. Bauking, the builders merchant and DIY operator with 108 branches in northern Germany in which CRH acquired a 48% stake last December, is performing to expectations.

In the United States, as is normal, the highway construction season in many of Americas Materials market areas has yet to get fully underway. However, our construction backlogs are encouraging and demand to date has been strong, helped by a mild winter which has facilitated early private sector construction activity. Following the good overall margin improvement achieved in 2005, the key challenge for 2006 is to once again offset the impact of ongoing energy and input cost increases through effective pricing strategies and operational efficiencies.

Americas Products operations have had an excellent start to the year helped by generally favourable weather, continuing good levels of US housing activity and further improvement in US non-residential construction demand. Our Precast, Architectural Products and Glass groups are all showing strong progress to date in 2006, while our South American operations are also performing well. The recently completed MMI acquisition delivers a new platform for expansion in product segments which offer significant organic and development opportunities.

Following its record performance in 2005, our Americas Distribution business has experienced continued positive trading conditions in the first four months in both its roofing & siding and interior products activities. The Florida market has remained particularly buoyant. Overall results to date are well ahead of last year.

On both the operational and development fronts, the CRH management team headed by Liam O'Mahony continues to deliver strongly for all the stakeholders in CRH. Liam will reach 60 later this year, by which time he will have served 6 years in the role. While the general historical practice has been for senior executives to retire at or about the age of 60, there is not a rigid policy in this regard. I am pleased to be able to say that, at the request of the Board, Liam has agreed to continue as Chief Executive until mid-2008. We look forward to ongoing success for CRH under Liam's strong leadership.

Returning to the outlook for 2006, recent weeks have seen further increases in energy costs in response to world political tensions and concerns over supply/ demand balance. Accordingly, as in 2005, the continued recovery of these significant energy cost increases will be key to the outcome for CRH for the current year.

The early months of 2006 have seen good momentum across our businesses and further success on the acquisition front. While as always risks remain, with a continuing focus on operational effectiveness and ongoing acquisition benefits we look forward with confidence as we move into the busier trading months across our operations.

----

This updating statement contains certain forward-looking statements as defined under US legislation. By their nature, such statements involve uncertainty; as a consequence, actual results and developments may differ from those expressed in or implied by such statements depending on a variety of factors including the specific factors identified in this trading update and other factors discussed in our Annual Report on Form 20-F filed with the SEC.


CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000 FAX +353.1.4041007
E-MAIL mail@crh.com WEBSITE www.crh.com
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  3 May 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director